UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

WHITE MOUNTAIN TITANIUM CORPORATION
(Name of Issuer)

Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)

964109 10 2
(CUSIP Number)

Josh Tandy, Esq.
68 South Main Street
8th Floor
Salt Lake City, UT 84101
(801) 787-0731
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 16, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [   ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d -7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON

ANDREW G. SLOOP

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(A) [X]
(B) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
AF
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
US
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		25,000,100 SHARES
PERSON	9	SOLE DISPOSITIVE POWER
WITH
		0
	10	SHARED DISPOSITIVE POWER

		25,000,100 SHARES
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,000,100 SHARES
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.6%
14	TYPE OF REPORTING PERSON*
IN

1	NAME OF REPORTING PERSON

NEXO WMTM HOLDINGS, LLC

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

EIN 81-1845457
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(A) [X]
(B) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
AF
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 SHARES
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		25,000,100 SHARES
PERSON	9	SOLE DISPOSITIVE POWER
WITH
		0 SHARES
	10	SHARED DISPOSITIVE POWER

		25,000,100 SHARES
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,000,100 SHARES
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.6%
14	TYPE OF REPORTING PERSON*
OO

ITEM 1. SECURITY AND ISSUER.

This statement relates to shares of Common Stock, $0.001 par value per share (the “Common Stock”), of White Mountain Titanium Corporation, a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at Augusto Leguia 100, Oficina 1401 Las Condes, Santiago, Chile.

ITEM 2. IDENTITY AND BACKGROUND.

This Schedule 13D Statement is filed jointly by Andrew G. Sloop, an individual, and Nexo WMTM Holdings, LLC (“Nexo”), a Delaware limited liability company (Mr. Sloop and Nexo together, the “Reporting Persons”). Mr. Sloop is a director on the board of the Issuer and a partner of Nexo. Nexo is engaged in the business of developing infrastructure and clean technology projects (e.g., desalination, etc.).

Mr. Sloop is also a partner and owner of Nexo Capital Partners, LLC, the parent of Nexo. Due to his relationship to Nexo, Mr. Sloop may be deemed to have shared voting and investment power with respect to the shares of Common Stock beneficially owned by Nexo. As such, Mr. Sloop may be deemed to have shared beneficial ownership over such shares of Common Stock.

The principal business address of Mr. Sloop and Nexo is 68 South Main Street, 8th Floor, Salt Lake City, UT 84101.

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or, (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Sloop is a citizen of the United States and Nexo is domiciled in Delaware.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On March 16, 2016, the Issuer completed a debt funding with Nexo. Under the terms of the Loan Agreement dated and entered into on March 16, 2016 (the “Loan Agreement”), the Issuer borrowed $2,000,000 from Nexo (the “Loan”) which was evidenced by a 7% Senior Convertible Promissory Note (the “Note”). The Note is convertible into shares of the Issuer’s Series A Preferred Stock (the “Series A Preferred Stock”), and the transaction includes demand and piggyback registration rights under the terms of the Registration Rights Agreement entered into on March 16, 2016, with Nexo to register the resale of the common shares issuable upon conversion of the Series A Preferred Stock (the “Registration Rights Agreement”). Under the terms of the Loan Agreement the Issuer also issued three-year warrants to purchase up to 8,333,333 common shares of the Issuer at $0.30 per share (the “Warrants”). Finally, under the terms of the Loan Agreement, the Issuer entered into an Assignment of Development Rights with Nexo Water Ventures, LLC (“Nexo Water”), an affiliate of Nexo, relating to the proposed desalination plant to be constructed in connection with the Issuer’s Cerro Blanco mining project in Chile (the “Development Assignment Agreement”). The Issuer also issued 100 shares of Series A Preferred Stock to Nexo under the terms of the Loan Agreement.

The source of the funds for the Loan to the Issuer arise from the joint venture between Nexo and H2O Capital II, LLC. The funds were obtained by Nexo for the express purpose of the completing the Loan transaction with Nexo and obtaining the Development Assignment Agreement with the Issuer.

ITEM 4. PURPOSE OF TRANSACTION.

The purposes of the transactions described in response to Item 3 above were to provide interim financing for the Issuer to continue work on the Issuer’s Cerro Blanco project and for certain US overhead costs of the Issuer. In connection with the proposed Loan transaction, Mr. Sloop was appointed as a director on March 7, 2016, to fill a vacancy created by the resignation of a director.

The Loan Agreement also provided for the appointment of Andrew Sloop to serve as non-executive Chairman of the Board. Nevertheless, Nexo agreed to permit Mr. Wong, the current non-executive Chairman, to continue as Chairman until the 2016 annual shareholder meeting. The Board also agreed to remove from the bylaws any provision permitting the Chairman to cast the deciding vote in the event of a tie vote. The holders of the Series A Preferred Stock also have the right to elect one director and the right to elect a second director if the board has seven or more directors and if the holders of the Series A Preferred Stock (i) obtain a legally binding water offtake agreement with a third party arising from the Issuer’s desalination plant for its Cerro Blanco project which is for an offtake volume and price that is mutually satisfactory to the Issuer and the holders of the Series A Preferred Stock and (ii) secure financing for phase one of the Issuer’s desalination project. It is anticipated that Nexo would elect Mr. Sloop as a director at the 2016 annual meeting of shareholders and that Mr. Sloop would serve as non-executive Chairman of the Board immediately following the annual meeting.

The Note matures on March 16, 2018, and bears interest at the rate of 7% per annum, with principal and interest due upon maturity. Any dividends (whether or not in the form of cash) are first payable to the holders Series A Preferred Stock (treating each holder of shares of Series A Preferred Stock as being the holder of the number of shares of Common Stock into which such holder’s shares of Series A Preferred Stock would be converted if such shares were converted under the Certificate of Designations for the Series A Preferred Stock (as filed with the Nevada Secretary of State) as of the record date for the determination of holders of Common Stock entitled to receive such dividend).The Note may be converted at any time by Nexo into Series A Preferred Stock at a conversion rate of $0.12 per share. The Note will automatically convert into Series A Preferred Stock if the Issuer successfully raises an additional $8,000,000, the proceeds of which are allocated for certain qualified milestones relating to the Cerro Blanco project, or if the Issuer secures a water offtake agreement for its proposed desalination plant with volume and price components that are mutually satisfactory to both the Issuer and Nexo.

Under the terms of the Development Assignment Agreement, the Issuer has granted to Nexo Water the exclusive right to fund and develop the Issuer’s proposed desalination plant in connection with the Cerro Blanco project. The agreement provides that if Nexo Water secures investment financing for the desalination project, equity interest would be split up to 80/20 between Nexo Water and the Issuer. If Nexo Water is able to secure debt financing for the project, the parties would negotiate in good faith to determine an equity split within industry standards. If Nexo Water abandons the Issuer’s desalination project, Nexo has agreed that it would convert its Series A Preferred Stock into Common Stock. The Development Assignment Agreement has a principal term of four years with an option for Nexo Water to extend the agreement for one additional year. During the term of the agreement, the parties have agreed that Nexo Water would continue to have development rights only as long as it continues to work and perform under good faith. In the event that Nexo Water does not provide the funding for the project as required in the agreement for phase one for the desalination plant within 18 months, Nexo Water would lose the right to develop the project unless otherwise agreed to in writing by the parties.

As part of the Loan transaction, the Issuer granted one-time demand and unlimited piggyback registration rights for the shares issuable upon conversion of the Series A Preferred Stock with the costs of the registration statement will be borne by the Issuer.

Except to the extent provided in this Schedule 13D and as disclosed above, the Reporting Persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

            (a)        As of March 16, 2016, the Issuer had 96,114,442 shares of Common Stock issued and outstanding as reported in the Issuer’s most recent report filed with the Securities and Exchange Commission. After the consummation of the transactions described in Item 3 above, (i) Mr. Sloop beneficially owns 25,000,100 shares of Common Stock, which constitutes beneficial ownership of approximately 20.6% of the outstanding shares; and (ii) Nexo WMTM Holdings beneficially owns 25,000,100 shares of Common Stock which constitutes beneficial ownership of approximately 20.6% of the outstanding shares.

            (b)        Mr. Sloop is the sole partner of Nexo WMTM Holdings with voting and dispositive power over the securities of the Issuer owned by Nexo and, as such, he has shared voting and dispositive power with Nexo of the warrants to purchase 8,333,333 shares of the Issuer’s Common Stock owned by Nexo, the 16,666,667 shares of Series A Preferred Stock (which are convertible into a like number of the Issuer’s Common stock) represented by the Note, and the 100 shares of Series A Preferred Stock owned by Nexo and convertible into a like number of shares of the Issuer’s Common Stock.

            (c)        The Reporting Persons have not effected any transactions in the Common Stock during the past 60 days, except as set forth in response to Item 3 above.

            (d)        The Reporting Persons have the shared right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Series A Preferred Stock and any Common Stock they own as provided herein.

            (e)        Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The disclosure made in response to Items 3 and 4 above is incorporated into this Item 6.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

	Incorporated by Reference
Exhibit Description	Form	File No.	Exhibit	Filing Date
Certificate of Designation, Preferences, and Rights of Series A Convertible Preferred Stock of the Issuer filed March 16, 2016	8-K	000-55441	3.1	3/22/16
Amended and Restated Bylaws dated March 16, 2016	8-K	000-55441	3.2	3/22/16
Loan Agreement dated March 16, 2016	8-K	000-55441	10.1	3/22/16
7% Senior Convertible Promissory Note dated March 16, 2016	8-K	000-55441	10.2	3/22/16
Common Stock Purchase Warrant dated March 16, 2016	8-K	000-55441	10.3	3/22/16
Registration Rights Agreement dated March 16, 2016	8-K	000-55441	10.4	3/22/16
Development Assignment dated March 16, 2016	8-K	000-55441	10.5	3/22/16

SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2016	/s/ Andrew G. Sloop
Andrew G. Sloop

Nexo WMTM Holdings, LLC

Dated: March 28, 2016	By:	/s/ Josh Tandy
Josh Tandy, Partner